

March 4, 2021

Timothy Baxter
Chief Executive Officer
Express, Inc.
1 Express Drive
Columbus, Ohio 43230

> **Re: Express, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 22, 2021**
> **File No. 333-253368**

Dear Mr. Baxter:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed February 22, 2021

General

1.   We note recent volatility in the price of your common shares listed on the New York Stock Exchange. Please revise your registration statement to provide specific, tailored disclosure about volatility in your trading price and market events and conditions, including your particular situation and the potential impact on investors. For guidance, please refer to the Division of Corporation Finance's Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility, which is available on the Commission's website. If you believe that certain comments in the sample letter are not relevant given the particular circumstances of your business, please tell us why.

Timothy Baxter
Express, Inc.
March 4, 2021
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert M. Hayward, P.C.